UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower

Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Distribution of the Company’s Class A Ordinary Shares by Principal Shareholder to Its Shareholders

Amber International Holding Limited (the “Company”) is filing this Report on Form 6-K to disclose that, on May 29, 2026, Amber Global Limited (“AGL”), a principal shareholder of the Company, informed the Company that its board of directors approved a distribution of all of the Class A ordinary shares, par value US$0.001 per share, of the Company (the “Class A Ordinary Shares”) held by AGL to AGL’s shareholders on a pro rata basis (the “Share Distribution”), and the board of directors of the Company (the “Board”), by unanimous written resolutions in accordance with the Company’s amended and restated memorandum and articles of association, authorized the Company to take all necessary actions to facilitate the Share Distribution.

As of the date of the Board resolutions, AGL held 309,834,748 Class A Ordinary Shares of the Company. Pursuant to the Share Distribution, AGL will simultaneously distribute all such Class A Ordinary Shares to its existing shareholders on a pro rata basis based on such shareholders’ equity interests in AGL immediately before the distribution, as a result of which such Class A Ordinary Shares will be transferred from AGL to its shareholders immediately before the distribution who will become new direct shareholders of the Company (the “Transferees”).

The Share Distribution does not involve the issuance of any new shares by the Company. Accordingly, the Share Distribution will not increase the Company’s total issued and outstanding share capital, and is not dilutive to other shareholders of the Company. The total number of issued and outstanding ordinary shares of the Company, and the rights of holders of Class A Ordinary Shares and Class B ordinary shares, par value US$0.001 per share, will be unchanged as a result of the Share Distribution.

In connection with the Share Distribution, the Board further resolved that the share certificate currently held by AGL shall be cancelled and new share certificates reflecting the Share Distribution shall be issued, and authorized the Company’s relevant service provider to update the register of members of the Company to reflect the transfer of the Class A Ordinary Shares in connection with the Share Distribution.

Upon completion of the Share Distribution, the Class A Ordinary Shares to be distributed to the Transferees will not be registered under the Securities Act of 1933, as amended (the “Act”), or under the securities laws of any state. As a result, these Class A Ordinary Shares will be subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Act and applicable state securities laws, pursuant to registration under the Act or in reliance upon an exemption from the registration requirement under the Act.

Pursuant to the Board’s authorization, the register of members of the Company will be updated to reflect the foregoing transfers of Class A Ordinary Shares following the closing of the Share Distribution. The Share Distribution is expected to be completed on or about June 1, 2026. Each Transferee that becomes a beneficial owner of more than 5% of the Company’s outstanding Class A ordinary shares as a result of the Share Distribution will be responsible for making any beneficial ownership filings with the U.S. Securities and Exchange Commission (the “SEC”) that may be required under Sections 13(d), 13(g) and/or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to such Transferee’s holdings.

Following completion of the Share Distribution, AGL will no longer hold any shares of the Company; and the aggregate number of issued and outstanding ordinary shares of the Company will remain unchanged.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, including, among others, statements regarding the expected timing and completion of the Share Distribution and the post-distribution ownership of Class A Ordinary Shares of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “should,” and similar expressions. Forward-looking statements involve inherent risks and uncertainties, including those relating to the Company’s ability to give effect to the Share Distribution on the contemplated timetable, the actions and decisions of AGL and its shareholders, the accuracy and completeness of information provided to the Company by AGL, changes in applicable law or regulation, and other risks detailed from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F. Statements made in this Report on Form 6-K speak only as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description of Document

99.1	Press release — Amber International’s Direct Shareholder Register to Showcase Long-Term, High-Caliber Institutional Investors Following Pro Rata Distribution by Amber Global Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: June 1, 2026